Exhibit 99.1

EXECUTION VERSION

FIRST AMENDING AGREEMENT

THIS AGREEMENT made as of the 13th day of June, 2012.

BETWEEN:

LAKE SHORE GOLD CORP., a corporation incorporated under the laws of Canada

(herein called the “Borrower”)

- and -

UNICREDIT BANK AG, in its capacity as administrative agent of the Lender under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

UNICREDIT BANK AG, in its capacity as both Lender and Qualified Risk Management Lender

WHEREAS, the Borrower, the Lender and the Administrative Agent entered into a credit agreement dated as of February 24, 2011, pursuant to which the Lender established certain credit facilities in favour of the Borrower (the “Credit Agreement”);

AND WHEREAS as of the date hereof UniCredit Bank AG is the only Lender under the Credit Agreement and UniCredit Bank AG is the only Qualified Risk Management Lender;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                                                                               Capitalized Terms.  All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1                                                                               General Rule.  Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                                                                               Defined Terms.  Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)                                 the definition of “Maturity Date” is deleted in its entirety and replaced by the following:

“Maturity Date” means May 13, 2014.

(b)                                 the definition of “Permitted Indebtedness” is amended by deleting paragraphs (f) and (g) and replacing such deletions with the following:

(f)                                   trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices;

(g)                                  Indebtedness arising under the Subordinated Debt Documents provided the Subordinated Debt is at all times subordinated to the Secured Obligation pursuant to the terms and conditions of the Intercreditor Agreement; and

(h)                                 such other Indebtedness consented to by the Administrative Agent from time to time.

(c)                                  the definition of “Permitted Liens” is amended by deleting paragraphs (p) and (q) thereof and replacing such deletion with the following:

(p)                                 royalties on the production or profits from mining which are in existence on the date hereof or are granted or assumed on property hereafter acquired in accordance with the terms hereof;

(q)                                 the Subordinated Creditor Security provided the Subordinated Creditor Security is at all times subordinated to the Security pursuant to the terms and conditions of the Intercreditor Agreement; and

(r)                                    other Liens consented to in writing by the Administrative Agent from time to time.”

(d)                                 the following definitions are added in alphabetical order:

“Credit Excess” means, at any particular time, the amount by which the credit outstanding under the Credit Facility at such time exceeds the Credit Limit at such time.

“Fenn-Gib Project” means an area located approximately 60 kilometres east of Timmins, Ontario comprising 178 mining claims, patents and leases covering approximately 29 square kilometres.

“Gold” means gold bars complying with the rules of the LBMA relating to good delivery and fineness from time to time in effect.

“Intercreditor Agreement” means the intercreditor agreement of even date between the Borrower, the Administrative Agent and the Subordinated Creditor Agent.

“LBMA” mean The London Bullion Market Association and its successors which represent the institutions in the United Kingdom active in all aspects of bullion and the services related to it, including the clearing, physical and regulatory aspects.

“Material Contracts” means any agreement which (a) is necessary for the continuing operation and development of any Project as presently operated or planned to be operated, (b) provides revenue greater than $100,000 to the operations of any of the Obligors, or (c) contains terms and conditions which, upon breach, termination, non-renewal or non-performance, would constitute a Material Adverse Effect.

“Project Document” means any agreement, contract, license, permit, instrument, lease, easement or other document which (a) deals with or is related to the construction, operation or development of any of the Projects; and (b) is executed from time to time by or on behalf of or is otherwise made or issued in favour of any Obligor.

“RBC Cash Collateral” means the cash collateral on deposit with Royal Bank of Canada in an amount not to exceed Cdn.$5,653,997 in the aggregate on June 13, 2012.

“Subordinated Creditor Agent” means Sprott Resource Lending Partnership, acting for its own account and as agent for each of the lenders under the Subordinated Debt Documents.

“Subordinated Debt” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Subordinated Debt Documents” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Thorne Property” means an area located within the Thorneloe township (G-3229), Porcupine Mining Division, Ontario, comprising 95 unpatented claims covering approximately 2,320 hectares.

2.3                                                                               Reduction of Credit Limit.  The second sentence of Section 2.3 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

On the date of each scheduled monthly reduction of the Credit Facility pursuant to Section 8.1, the amount of the Credit Limit shall be permanently reduced in an amount equal to such scheduled monthly reduction.  The amount of the Credit Limit shall also be permanently reduced with respect to the repayment made by the Borrower on the Maturity Date.

2.4                                                                               Repayment of the Credit Facility.  Section 8.1 of the Credit Agreement is hereby amended by adding the following at the end thereof:

The foregoing repayment schedule in this Section 8.1 may, at the option of the Lenders, be amended to require 16 monthly reductions of $1,500,000 of the Credit Limit with a bullet repayment of the balance of the Credit Facility at the Maturity Date.  The Administrative Agent, on behalf of the Lenders, may exercise the aforesaid option by delivery to the Borrower of notice that the Lenders intend to exercise the aforesaid option, which delivery shall occur on or prior to December 15, 2012.  Forthwith upon receipt by the Borrower of the aforesaid notice, this Section 8.1 shall automatically be amended to provide as follows:

8.1                               Repayment of Credit Facility

The Credit Limit shall reduce by $1,500,000 on each of 16 consecutive monthly dates, the first such reduction occurring on January 2, 2013 and subsequent reductions occurring on the first day of each of the successive fifteen calendar months (ie. up to and including April 1, 2014).  On each such date, the Borrower shall immediately pay to the Administrative Agent, for the account of the Lenders, the amount of any Credit Excess on such date after giving effect to the relevant reduction of the Credit Limit.  As well, the Borrower shall repay to the Administrative Agent, for the account of the Lenders, the outstanding credit under the Credit Facility on the Maturity Date.  The Borrower shall also pay to the Administrative Agent on the Maturity Date all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.  Any amounts so repaid may not be reborrowed.

2.5                                                                               Financial Reporting.  Section 10.1(b) of the Credit Agreement is hereby amended by adding the following immediately after Section 10.1(b)(iii):

(iiiA)       within 30 days after the end of each Fiscal Quarter, a report setting out the Gold produced from the Projects during the immediately preceding Fiscal Quarter.

2.6                                                                               Minimum Gold Production.  Section 10.1 of the Credit Agreement is hereby amended by adding the following immediately after Section 10.1(aa):

(bb)                          Minimum Gold Production.  The Borrower shall cause the Projects to produce the following minimum quarterly amounts of Gold:

(i)                                     20,000 ounces of Gold for each of the two Fiscal Quarters ending June 30, 2012 and September 30, 2012; and

(ii)                                  24,000 ounces of Gold for the Fiscal Quarter ending December 31, 2012;

(iii)                               30,000 ounces of Gold for each Fiscal Quarter of the Fiscal Year ending December 31, 2013; and

(iv)                              40,000 ounces of Gold for the Fiscal Quarter ending March 31, 2014;

The parties hereto acknowledge and agree that, in the event of any breach of this Section 10.1(bb), the amortization schedule set out in Section 8.1 shall be amended, if so requested by the Administrative Agent on the instructions of the Majority Lenders and, if such amortization schedule is amended in accordance with the foregoing, any Event of Default or Default arising as a result of such breach of Section 10.1(bb) shall be deemed to be waived by the Majority Lenders.

(cc)                            Fenn-Gib / Thorne Property Security and Title Opinion.  On or before September 1, 2012, the Borrower shall or shall cause to be delivered to the Administrative Agent, for its own benefit and the rateable benefit of the Finance Parties, full Security over the Fenn-Gib Project and the Thorne Property and all related assets, and shall cause counsel to the Borrower to deliver to the Administrative Agent an opinion in respect of related corporate, title and registration matters (together with such ancillary documents as the Administrative Agent may require, acting reasonably, including but not limited to the consent of Barrick Gold Corporation and such other consents as the Administrative Agent may require), the whole in form and substance satisfactory to the Administrative Agent, in its sole discretion.

2.7                                                                               Hedging Policy.  Section 10.1(w) is hereby amended by adding the following at the end thereof:

For certainty, the execution, delivery and performance by the Borrower of its obligations under the Subordinated Debt Documents shall not constitute a breach of the Hedging Policy.

2.8                                                                               Disposition of Assets.  Section 10.2(c) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(c)                                  Disposition of Assets.  The Borrower shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose of (by way of Sale Leaseback or otherwise) any:

(i)                                     Secured Assets, or any interest therein (including the grant of any royalty, joint venture or other interest other than as specifically disclosed herein), without the prior written approval of the Administrative Agent (with the consent of the Majority Lenders) other than sales, transfers or other dispositions of (A) inventory or gold disposed of in the ordinary course of business, (B) worn out, unserviceable or obsolete equipment, (C) other assets of the Companies the aggregate fair market value of which shall not exceed $5,000,000 in any Fiscal Year, (D) joint ventures with bona fide arms length third parties on terms acceptable to the Administrative Agent (with the consent of the Majority Lenders), acting reasonably, and (E) any sale, transfer or other disposition of the Fenn-Gib Project or the Thorne Property provided that such sale, transfer or other disposition is made to a bona fide arms length third party for fair market value and further provided that the Borrower uses all net proceeds from such transfer for the development of the Timmins Mine, the Thunder Creek Mine, the Bell Creek Complex and the Bell Creek Mill or as otherwise permitted herein; or

(ii)                                  any assets not comprising Secured Assets, or any interest therein (including the grant of any royalty, joint venture or other interest other than as specifically disclosed herein), without the prior approval of the Administrative Agent (with the consent of the Majority Lenders), unless such sale, transfer or other disposition is made to a bona fide arms length third party for fair market value and further provided that the Borrower uses all net proceeds from such sale, transfer or other disposition (A) for the development of the Timmins Mine, the Thunder Creek Mine, the Bell Credit Complex and the Bell Creek Mill , (B) in the case of any sale, transfer or other disposition of shares in the capital of Northern Superior Resources Inc., all net proceeds are used to permanently prepay the Credit Facility (with a commensurate reduction of the Credit Limit), or (C) as otherwise permitted herein.

2.9                                                                               Negative Covenants.  Section 10.2 of the Credit Agreement is hereby amended by adding the following immediately after Section 10.2(m):

(n)                                 Material Payments.  The Borrower shall not, nor shall it suffer or permit any other Company to, make any material payments to any shareholder, Affiliate or executive, other than commercially reasonable salaries and employment bonuses that are consistent with past company practices, without the prior written approval of the Administrative Agent, with the consent of the Majority Lenders, which approval shall not be unreasonably withheld.

(o)                                 Transfer of Guarantor Shares.  The Borrower shall not, nor shall it suffer or permit any other Company to, directly or indirectly, transfer any Shares or other equity interests in any Guarantor without the prior written approval of the Administrative Agent, with the consent of the Majority Lenders, which may be arbitrarily withheld.

(p)                                 Material Contracts.  The Borrower shall not, nor shall it suffer or permit any other Company to, make any amendments, nor make or permit any waivers or consent to waivers under or in respect of any Material Contracts or Project Documents that would result or have the potential to result in a Material Adverse

Effect, without the prior written approval of the Administrative Agent, with the consent of the Majority Lenders.

(q)                                 RBC Cash Collateral.  The Borrower shall not cause or permit the RBC Cash Collateral to exceed $8,000,000 in the aggregate.

2.10                                                                        Risk Management Agreements.  Section 10.2(d) of the Credit Agreement is hereby amended by adding the following at the end thereof:

For certainty, the execution, delivery and performance by the Borrower of its obligations under the Subordinated Debt Documents shall not constitute a breach of this Section 10.2(d).

2.11                                                                        Event of Default.  Section 12.1(1) of the Credit Agreement is hereby amended by adding, immediately after the phrase “as not paid on demand”, the phrase “and, without limiting the foregoing, if any event of default occurs under or in connection with the Subordinated Debt where such event of default is not waived or cured in accordance with the terms thereof”.

2.12                                                                        Schedules F and G.  Schedules F and G of the Credit Agreement are hereby deleted in their entirety and replaced by Schedules F and G attached hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties.  To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent that the representations and warranties of the Borrowers which are contained in Section 9.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof (or, if stated to be made on an earlier date, as if made on such date or unless such representations and warranties have been waived with the prior written consent of the Administrative Agent).

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1                                                                               Conditions Precedent to Effectiveness.  This agreement shall not be effective unless the following conditions have been satisfied:

(a)                                 no Default shall have occurred and be continuing or would arise upon this agreement becoming effective;

(b)                                 the Borrower has paid to the Administrative Agent all fees due and payable pursuant to the fee letter dated June 13, 2012 between the Borrower and the Administrative Agent; and

(c)                                  the Administrative Agent has received, in form and substance satisfactory to it:

(i)                                     a duly certified copy of the articles of incorporation and by-laws (or analogous organizational documents) of the Borrower;

(ii)                                  a duly certified resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under this agreement;

(iii)                               an opinion of legal counsel to the Borrower with respect to the enforceability of this agreement and as to such other matters as the Administrative Agent may reasonably request.

ARTICLE 5
MISCELLANEOUS

5.1                                                                               Future References to the Credit Agreement.  On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2                                                                               Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.3                                                                               Enurement.  This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4                                                                               Conflict.  If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.5                                                                               Counterparts.  This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Executed counterparts shall be delivered to the Agent or transmitted to the Agent by telefacsimile and the parties adopt signatures so transmitted to the Agent as original signatures; provided, however, that any party transmitting its signature to the Agent by telefacsimile shall promptly deliver to the Agent an original of the executed counterpart of this agreement which was so transmitted.

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

LAKE SHORE GOLD CORP.

By:	(signed/ Anthony Makuch
Name: Anthony Makuch
Title: President & CEO

By:	(signed/ Mario Stifano)
Name: Mario Stifano
Title: CFO

UNICREDIT BANK AG, as Agent

By:	(signed/ Christoph Zinsser)
Name: Christoph Zinsser
Title: Associate Director

By:	(signed/ Bettina Dittmer)
Name: Bettina Dittmer
Title: Director

UNICREDIT BANK AG, as Lender

By:	(signed/ Christoph Zinsser)
Name: Christoph Zinsser
Title: Associate Director

By:	(signed/ Bettina Dittmer)
Name: Bettina Dittmer
Title: Director

UNICREDIT BANK AG, as Qualified Risk Management Lender

By:	(signed/ Christoph Zinsser)
Name: Christoph Zinsser
Title: Associate Director

By:	(signed/ Bettina Dittmer)
Name: Bettina Dittmer
Title: Director

SCHEDULE F
CORPORATE STRUCTURE

(1)                                 In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. is currently held by Frank Hallam in trust for Lake Shore Gold Corp.

SCHEDULE G
APPLICABLE RATES

Level	Leverage Ratio	Loan interest rate margin
I	<1.00 to 1	4.50% per annum
II	> to 1.00 to 1 and <1.50 to 1	4.75% per annum
III	> 1.50 to 1 and <2.00 to 1	5.00% per annum
IV	> 2.00 to 1 and <2.50 to 1	5.25% per annum
V	> 2.50 to 1	5.50% per annum